Dreyfus Premier 130/30 Growth Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier 130/30 Growth Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period between November 1, 2007, and April 30, 2008, as provided by Warren Chiang, CFA, Prabhu Palani, CFA, and Wesley Boggs, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier 130/30 Growth Fund's Class A shares produced a total return of –11.87%, Class C shares produced a total return of –12.19%, Class I shares produced a total return of –11.71% and Class T shares produced a total return of –11.95%.[1] In comparison, the Russell 1000 Growth Index produced a total return of –9.28% for the same period.[2]

Stocks generally were undermined during the reporting period by an intensifying credit crisis and a sharp U.S. economic downturn. The fund produced lower returns than its benchmark, primarily due to disappointments among its stock selections in the financials and health care sectors. Although the fund's short positions helped offset a portion of the weakness in its long positions, it was not enough to match or exceed the benchmark's results.

The Fund's Investment Approach

The fund seeks capital appreciation. The fund normally invests at least 80% of its net assets in equity securities. The fund intends to take both long and short positions in stocks chosen through a quantitatively-driven investment process. The fund's portfolio managers apply a systematic, quantitative investment approach designed to identify and exploit relative misvaluations primarily within the U.S. stock market. Active investment decisions to take long or short positions in individual securities are driven by this quantitative investment process. The portfolio managers use a proprietary valuation model that identifies and ranks stocks based on a long-term relative valuation model that utilizes forward looking estimates of risk and return, an earnings sustainability model that gauges how well earnings forecasts are likely to reflect changes in future cash flows and a set of behavioral factors, including earnings revisions and share buy-backs.

Credit and Investment Woes Hurt Investor Sentiment

Stocks generally declined over the reporting period as a credit crisis that began in the U.S. sub-prime mortgage sector spread to other asset classes. At the same time, slumping housing markets, mounting job losses and soaring food and energy prices pushed the U.S. economy toward recession. The Federal Reserve Board attempted to address these problems by injecting liquidity into the banking system and aggressively reducing short-term interest rates. Stock market dislocations were particularly severe in the financial sector, where a number of major commercial banks, investment banks and bond insurers reported massive sub-prime related losses. Conversely, companies in industries leveraged to rising commodity prices fared relatively well, including oil producers, metals-and-mining companies and agricultural firms.

Long and Short Positions Produced Mixed Results

Weakness in the fund's financial holdings was primarily concentrated in bond insurer Ambac Financial Group, which had written insurance against the defaults of a wide range of fixed-income securities, including those backed by troubled sub-prime and Alt-A mortgages. Turmoil in those markets caused investors and independent rating agencies to question the ability of insurers such as Ambac to meet their obligations, and their stock prices plummeted. We sold the fund's long position in Ambac to avoid further declines.

Insurers also ranked among the main detractors from relative performance in the health care sector. Health plan providers Health Net and WellPoint saw their profit margins decline amid lower reimbursement rates. In addition, pharmaceutical developer Shering-Plough missed its earnings targets and suffered from new-product development issues. Finally, rental car agency Hertz Global Holdings declined after its costs for new automobiles increased following the company's spin-off from Ford Motor Corp.

The fund achieved better results in other areas. In the retail segment of the consumer discretionary sector, long positions in retail giant Wal-Mart Stores, which was sold during the reporting period and discount merchandiser Big Lots gained value as consumers grew increasingly costconscious. A short position in electronics retailer Circuit City also fared well as the company teetered on the brink of insolvency during the economic downturn. Among agricultural companies, demand increased for the fertilizers and genetically modified seeds produced by Monsanto when surging food prices encouraged farmers to plant more crops.

Two other short positions added substantial value during the reporting period. The fund benefited by weakness in the stock of for-profit educator Career Education, which suffered declining enrollments and graduation rates. Competitive pressures hurt the stock price of wireless telecommunications company Sprint Nextel.

Remaining Committed to Our Investing Approach

We remain optimistic that our disciplined, quantitative approach to investing is poised to do well regardless of economic conditions. With approximately 30% of the fund's assets allocated to short positions at the end of the reporting period, such as Micron Technologies and Career Education, we believe the fund is well positioned should the stock market continue to falter. On the other hand, our security selection models also have identified a broad array of growing companies that we expect to prosper, including relatively new positions in energy services provider National Oilwell Varco, casual restaurant chain Wendy's International, regional bank BB&T and technology company NVIDIA.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until October 31, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: Bloomberg L.P. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier 130/30 Growth Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 9.45	$ 12.93	$ 8.29	$ 10.61
Ending value (after expenses)	$881.30	$878.10	$882.90	$880.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 10.12	$ 13.85	$ 8.87	$ 11.36
Ending value (after expenses)	$1,014.82	$1,011.09	$1,016.06	$1,013.58

† *Expenses are equal to the fund's annualized expense ratio of 2.02% for Class A, 2.77% for Class C, 1.77% for Class I and 2.27% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks−129.5%	Shares	Value ($)
Computers−3.9%		
Apple	270 [a]	46,966
Microsoft	2,330	66,452
		113,418
Consumer Discretionary−22.5%		
Big Lots	2,320 [a]	62,709
Coach	1,670 [a]	59,402
Darden Restaurants	1,100	39,138
Eastman Kodak	1,200	21,468
Guess?	1,000	38,280
Harman International Industries	50	2,044
IAC/InterActiveCorp	1,800 [a]	37,458
ITT Educational Services	400 [a]	30,664
Newell Rubbermaid	1,600	32,848
News, Cl. A	250	4,475
OfficeMax	1,400	25,578
Omnicom Group	1,100	52,514
Polo Ralph Lauren	150	9,317
Snap-On	980	58,124
Starwood Hotels & Resorts Worldwide	800	41,768
Time Warner	2,600	38,610
Walt Disney	1,700	55,131
Wendy's International	1,740	50,460
		659,988
Consumer Staples−13.4%		
Clorox	300	15,900
ConAgra Foods	1,800	42,408
General Mills	200	12,080
Kroger	1,700	46,325
McCormick & Co.	1,300	49,127
Safeway	900	28,440
Sara Lee	3,340	48,463
Wal-Mart Stores	1,670	96,827
Walgreen	1,500	52,275
		391,845

Common Stocks (continued)	Shares		Value ($)
Energy–12.0%			
Cameron International	100	a	4,923
Cheniere Energy	140	a	1,364
Dresser-Rand Group	900	a	32,913
Massey Energy	100		5,233
Murphy Oil	500		45,170
National Oilwell Varco	810	a	55,445
Pioneer Natural Resources	600		34,638
Quicksilver Resources	340	a	14,107
Smith International	700		53,557
St. Mary Land & Exploration	100		4,372
Sunoco	600		27,846
Transocean	349	a	51,463
Valero Energy	400		19,540
			350,571
Financial–10.5%			
American International Group	1,000		46,200
Assurant	20		1,300
BB & T	1,250		42,862
Charles Schwab	1,500		32,400
Fifth Third Bancorp	1,400		30,002
Genworth Financial, Cl. A	1,500		34,590
Merrill Lynch & Co.	100		4,983
Moody's	400		14,784
Morgan Stanley	890		43,254
NYSE Euronext	300		19,830
ProLogis	100		6,261
Simon Property Group	50		4,993
W.R. Berkley	500		12,845
XL Capital, Cl. A	400		13,956
			308,260
Health Care–19.4%			
Amgen	300	a	12,561
Baxter International	1,020		63,566

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Bristol-Myers Squibb	2,590	56,902
Cardinal Health	800	41,656
Celgene	100 [a]	6,214
CIGNA	870	37,157
Endo Pharmaceuticals Holdings	1,300 [a]	32,279
Genzyme	100 [a]	7,035
Health Net	620 [a]	18,160
Medtronic	1,170	56,956
Merck & Co.	700	26,628
Pfizer	1,320	26,545
Schering-Plough	2,000	36,820
St. Jude Medical	1,150 [a]	50,347
Watson Pharmaceuticals	910 [a]	28,246
WellCare Health Plans	800 [a]	35,024
WellPoint	660 [a]	32,835
		568,931
Industrial−13.8%		
BE Aerospace	950 [a]	38,342
Boeing	820	69,585
Cooper Industries, Cl. A	1,060	44,933
GATX	620	27,280
Hertz Global Holdings	3,340 [a]	42,952
Hubbell, Cl. B	450	20,129
Manitowoc	700	26,474
Northrop Grumman	200	14,714
Oshkosh	600	24,360
Pall	100	3,477
Pitney Bowes	100	3,611
Precision Castparts	430	50,551
Tyco International	400	18,716
United Parcel Service, Cl. B	200	14,482
Waste Management	100	3,610
		403,216

Common Stocks (continued)	Shares	Value ($)
Information Technology−23.3%		
Adobe Systems	1,430 [a]	53,324
Automatic Data Processing	1,270	56,134
BMC Software	1,500 [a]	52,140
CA	1,730	38,302
Ciena	1,100 [a]	37,191
Cisco Systems	610 [a]	15,640
Cognizant Technology Solutions, Cl. A	1,040 [a]	33,540
Dell	370 [a]	6,893
Google, Cl. A	20 [a]	11,486
Hewlett-Packard	1,950	90,383
Intel	3,200	71,232
JDS Uniphase	2,000 [a]	28,620
MEMC Electronic Materials	740 [a]	46,598
National Instruments	1,300	38,246
NVIDIA	2,000 [a]	41,100
Red Hat	1,400 [a]	28,798
Sanmina-SCI	3,090 [a]	4,790
Sun Microsystems	1,160 [a]	18,166
WebMD Health, CL. A	300 [a]	9,405
Xerox	190	2,654
		684,642
Materials−7.7%		
Air Products & Chemicals	400	39,372
Airgas	600	28,878
AK Steel Holding	110	6,906
International Paper	1,300	34,021
Monsanto	640	72,973
Newmont Mining	100	4,421
PPG Industries	640	39,277
		225,848

Common Stocks (continued)	Shares	Value ($)
Telecommunication Services−2.8%		
AT & T	400	15,484
Level 3 Communications	3,570 [a]	10,603
Qwest Communications International	5,300	27,348
US Cellular	500 [a]	27,575
		81,010
Utilities−.2%		
NRG Energy	100 [a]	**4,395**
Total Investments (cost $4,137,654)	**129.5%**	**3,792,124**
Liabilities, Less Cash and Receivables	**(29.5%)**	**(864,925)**
Net Assets	**100.0%**	**2,927,199**

[a] Non-income producing security.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Information Technology	23.3	Financial	10.5
Consumer Discretionary	22.5	Materials	7.7
Health Care	19.4	Computers	3.9
Industrial	13.8	Telecommunication Services	2.8
Consumer Staples	13.4	Utilities	.2
Energy	12.0		**129.5**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

April 30, 2008 (Unaudited)

Common Stocks—31.9%	Shares	Value ($)
Consumer Discretionary—8.0%		
Career Education	1,400 [a]	28,210
Chico's FAS	4,300 [a]	30,401
Coldwater Creek	6,700 [a]	35,778
Dillard's, Cl. A	2,100	42,840
Getty Images	1,000 [a]	32,650
Hearst—Argyle Television	1,900	39,368
Toll Brothers	1,100 [a]	24,904
		234,151
Consumer Staples—2.1%		
Estee Lauder, Cl. A	500	22,805
Smithfield Foods	1,350 [a]	38,718
		61,523
Energy—3.9%		
Anadarko Petroleum	300	19,968
Newfield Exploration	900 [a]	54,684
Peabody Energy	650	39,735
Western Refining	140	1,401
		115,788
Financial—4.5%		
Fidelity National Financial, Cl. A	1,470	23,505
First American	680	22,304
Old Republic International	2,910	41,758
Progressive	1,000	18,190
Washington Federal	1,100	26,191
		131,948
Health Care—4.4%		
Barr Pharmaceuticals	170 [a]	8,539
Boston Scientific	1,500 [a]	19,995
DaVita	390 [a]	20,440
Gen-Probe	330 [a]	18,599
Health Management Associates, Cl. A	4,890 [a]	34,866
Pediatrix Medical Group	400 [a]	27,208
		129,647

Common Stocks (continued)	Shares	Value ($)
Industrial—3.9%		
Gardener Denver	600 [a]	27,870
General Cable	130 [a]	8,710
J.B. Hunt Transport Services	500	16,985
Owens Corning	500 [a]	10,555
Roper Industries	100	6,212
Timken	1,200	43,380
		113,712
Information Technology—3.3%		
Fair Isaac	1,300	32,201
Iron Mountain	400 [a]	10,988
Micron Technology	5,900 [a]	45,548
Trimble Navigation	220 [a]	7,214
		95,951
Materials—1.3%		
Sigma-Aldrich	630	**35,923**
Telecommunication Services—.5%		
Sprint Nextel	1,770	**14,142**
Total Securities Sold Short (proceeds $959,270)	**31.9%**	**932,785**

[a] *Non-income producing security.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	4,137,654	3,792,124
Cash		56,865
Dividends receivable		2,662
Prepaid expenses		48,365
Due from The Dreyfus Corporation and affiliates–Note 3(d)		5,959
		3,905,975
Liabilities ($):		
Securities sold short, at value (proceeds $959,270)–See Statement of Securities Sold Short		932,785
Due to Broker		488
Divividends payable on securities sold short		92
Accrued expenses		45,411
		978,776
Net Assets ($)		**2,927,199**
Composition of Net Assets ($):		
Paid-in capital		3,312,303
Accumulated Investment (loss)–net		(4,937)
Accumulated net realized gain (loss) on investments		(61,122)
Accumulated net unrealized appreciation (depreciation) on investments and securities sold short		(319,045)
Net Assets ($)		**2,927,199**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	2,112,299	277,126	274,299	263,475
Shares Outstanding	192,154	25,311	24,919	24,000
Net Asset Value Per Share ($)	**10.99**	**10.95**	**11.01**	**10.98**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	**25,207**
Expenses:	
Management fee–Note 3(a)	12,269
Legal fees	41,488
Auditing fees	22,579
Dividends on securities sold short	4,355
Registration fees	4,993
Prospectus and shareholders' reports	4,897
Shareholder servicing costs–Note 3(d)	3,953
Interest on securities sold short	3,111
Custodian fees–Note 3(d)	2,339
Distribution fees–Note 3(c)	1,367
Trustees' fees and expenses–Note 3(b)	763
Miscellaneous	5,126
Total Expenses	**107,240**
Less-expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(76,996)
Less–reduction in fees due to earnings credits–Note 1(b)	(100)
Net Expenses	**30,144**
Investment (Loss)–Net	**(4,937)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	(130,445)
Short sale transactions	69,323
Net Realized Gain (Loss)	**(61,122)**
Net unrealized appreciation (depreciation) on investments and securities sold short	(312,918)
Net Realized and Unrealized Gain (Loss) on Investments	**(374,040)**
Net (Decrease) in Net Assets Resulting from Operations	**(378,977)**

See notes to financial statements.

STATEMENT OF CASH FLOWS

Six Months Ended April 30, 2008 (Unaudited)

Cash Flows from Operating Activities ($):		
Purchases of portfolio securities	(1,396,371)	
Proceeds from sales of portfolio securities	1,117,791	
Net beneficial interest transactions	205,530	
Proceeds from securities sold short	106,517	
Dividends Received	23,681	
Interest and loan fees paid	(7,374)	
Operating expenses paid	(117,868)	
Paid from The Dreyfus Corporation	84,444	
		16,350
Cash Flows from Financing Activities ($):		
Cash at beginning of period		40,515
Cash at end of period		**56,865**
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities ($):		
Net Decrease in Net Assets Resulting From Operations		(378,977)
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities ($):		
Purchases of portfolio securities		(1,396,371)
Proceeds from sales of portfolio securities		1,117,791
Net beneficial interest transactions		205,530
Proceeds from securities sold short		106,517
Increase in dividends payable on securities sold short and loan commitment fees		92
Increase in accrued operating expenses		17,976
Increase in prepaid expenses		(48,365)
Increase in Due from The Dreyfus Corporation		19,643
Net realized gains on investments		61,122
Net unrealized depreciation on investments		312,918
Increase in dividends and income receivable		(1,526)
Net Cash Provided by Operating Activities		**16,350**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment (loss)−net	(4,937)	(816)
Net realized gain (loss) on investments	(61,122)	25
Net unrealized appreciation (depreciation) on investments	(312,918)	(6,127)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(378,977)**	**(6,918)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	253,634	2,207,564
Class C Shares	15,403	300,000
Class I Shares	11,206	300,000
Class T Shares	−	300,000
Cost of shares redeemed:		
Class A Shares	(74,713)	−
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**205,530**	**3,107,564**
Total Increase (Decrease) in Net Assets	**(173,447)**	**3,100,646**
Net Assets ($):		
Beginning of Period	3,100,646	−
End of Period	**2,927,199**	**3,100,646**
Undistributed investment (loss)−net	(4,937)	−
Capital Share Transactions (Shares):		
Class A		
Shares sold	22,201	176,661
Shares redeemed	(6,708)	−
Net Increase (Decrease) in Shares Outstanding	**15,493**	**176,661**
Class C		
Shares sold	**1,311**	**24,000**
Class I		
Shares sold	**919**	**24,000**
Class T		
Shares sold	**−**	**24,000**

[a] From October 18, 2007 (commencement of operations) to October 31, 2007.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	12.47	12.50
Investment Operations:		
Investment (loss)–net[b]	(.01)	(.00)[c]
Net realized and unrealized gain (loss) on investments	(1.47)	(.03)
Total from Investment Operations	(1.48)	(.03)
Net asset value, end of period	10.99	12.47
Total Return (%)[d,e]	(11.87)	(.24)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	7.36	25.89
Ratio of net expenses to average net assets[f]	2.02	1.60
Ratio of net investment (loss) to average net assets[f]	(.27)	(.63)
Portfolio Turnover Rate[e]	29.71	.12
Net Assets, end of period ($ x 1,000)	2,112	2,203

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	12.47	12.50
Investment Operations:		
Investment (loss)–net[b]	(.06)	(.01)
Net realized and unrealized gain (loss) on investments	(1.46)	(.02)
Total from Investment Operations	(1.52)	(.03)
Net asset value, end of period	10.95	12.47
Total Return (%)[c,d]	(12.19)	(.24)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	8.14	26.52
Ratio of net expenses to average net assets[e]	2.77	2.35
Ratio of net investment (loss) to average net assets[e]	(1.04)	(1.38)
Portfolio Turnover Rate[d]	29.71	.12
Net Assets, end of period ($ x 1,000)	277	299

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007 [a]
Per Share Data ($):		
Net asset value, beginning of period	12.47	12.50
Investment Operations:		
Investment (loss)–net [b,c]	(.00)	(.00)
Net realized and unrealized gain (loss) on investments	(1.46)	(.03)
Total from Investment Operations	(1.46)	(.03)
Net asset value, end of period	11.01	12.47
Total Return (%) [d]	(11.71)	(.24)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets [e]	7.10	25.52
Ratio of net expenses to average net assets [e]	1.77	1.35
Ratio of net investment (loss) to average net assets [e]	(.02)	(.38)
Portfolio Turnover Rate [d]	29.71	.12
Net Assets, end of period ($ x 1,000)	274	299

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	12.47	12.50
Investment Operations:		
Investment (loss)–net[b]	(.03)	(.00)[c]
Net realized and unrealized gain (loss) on investments	(1.46)	(.03)
Total from Investment Operations	(1.49)	(.03)
Net asset value, end of period	10.98	12.47
Total Return (%)[d,e]	(11.95)	(.24)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	7.57	26.02
Ratio of net expenses to average net assets[f]	2.27	1.85
Ratio of net investment (loss) to average net assets[f]	(.52)	(.88)
Portfolio Turnover Rate[e]	29.71	.12
Net Assets, end of period ($ x 1,000)	263	299

[a] *From October 18, 2007 (commencement of opertions) to October 31, 2007.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier 130/30 Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering eight series, as of April 30, 2008, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. Mellon Capital Management Corporation ("Mellon Capital"), an affiliate of BNY Mellon, serves as sub-Investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. (Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate), acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Class T shares are subject to a sales charge imposed at the time of purchase and bear distribution and service fees. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 168,000 Class A shares and 24,000 Class C, Class I and Class T shares of the fund.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Concentration of risk: The fund enters into short sales. Short sales involve selling a security the fund does not own in anticipation that the security's price will decline. Short sales may involve substantial risk and "leverage." The fund may be required to buy the security sold short at a time when the security has appreciated in value, thus resulting in a loss to the fund. Short positions in stocks involve more risk than long positions in stocks. In theory, stocks sold short have unlimited risk.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

The tax period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

NOTE 2—Bank Lines of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement between the Manager and the Trust, the Trust has agreed to pay the Manager a management fee computed at the annual rate of .85% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed until October 31, 2008, to waive receipt of its fees and/or assume the expenses of the fund so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitments fess on borrowings such as interest charged by the fund's prime broker, substitute dividend expenses on securities sold short, and extraordinary expenses, do not exceed 1.25%. The expense reimbursement, pursuant to the undertaking, amounted to $76,996 during the period ended April 30, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Capital, Dreyfus pays Mellon Capital an annual fee of .41% of the value of the fund's average net assets, payable monthly.

(b) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Trust and The Dreyfus/Laurel Tax-Free Municipal Funds, (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are changed and allocated to each series based on net assets.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class C and Class T shares were charged $1,034 and $333, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class C and Class T shares were charged $2,584, $345 and $333, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $232 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $15 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $26 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $2,339 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $13,877, which is offset by management fees $2,011, Rule 12b-1 distribution plan fees $221, shareholder services plan fees $535, custodian fees $2,253, chief compliance officer fees $2,812 and transfer agency per account fees $86.

(e) Prime broker fees charged on the fund are included in interest expense.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended April 30, 2008.

	Purchases ($)	Sales ($)
Long transactions	1,396,371	1,117,791
Short sale transactions	399,956	506,104
Total	**1,796,327**	**1,623,895**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. Securities sold short at April 30, 2008, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

At April 30, 2008, accumulated net unrealized depreciation on investments was $345,530, consisting of $186,743 gross unrealized appreciation and $532,273 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**Dreyfus Premier
130/30 Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital Management
Corporation
50 Fremont Street, Suite 3900
San Francisco, CA 94105

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DTTAX | Class C: DTTCX | Class I: DTTIX |
| | Class T: DTTTX | | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6171SA0408

Dreyfus Premier Global Equity Income Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Premier Global Equity Income Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by James Harries, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Global Equity Income Fund's Class A shares produced a total return of –4.77%, Class C shares produced a total return of –5.11%, Class I shares produced a total return of –4.63% and Class T shares produced a total return of –4.91%.[1] In comparison, the fund's benchmark, the FTSE World Index (the "Index"), produced a total return of –9.97% for the same period.[2]

A burgeoning credit crisis and economic concerns weighed on global stock prices over the reporting period, but a weakening U.S. dollar cushioned much of the decline for U.S. residents. The fund achieved higher returns than its benchmark, primarily due to the success of our security selection strategy in the basic materials, telecommunications and technology sectors.

The Fund's Investment Approach

The fund seeks total return, consisting of capital appreciation and income. To pursue this goal, the fund normally invests at least 80% of its assets in equity securities. The fund seeks to focus on dividend-paying stocks of companies located in the developed capital markets, such as the United States, Canada, Japan, Australia, Hong Kong and Western Europe. The fund may invest in the securities of companies of any market capitalization, and it may invest up to 30% of its assets in emerging markets.

We typically purchase stocks that, at the time of purchase, have a dividend yield at least 50% higher than the yield of the Index. We combine "top-down" analysis of current economic trends and investment themes with "bottom-up" stock selection based on fundamental research. Within markets and sectors deemed to be relatively attractive, we seek attractively priced stocks of companies that we believe to have sustainable competitive advantages.

Credit and Economic Concerns Fueled Market Volatility

The world investment climate became more challenging over the reporting period as a credit crisis emanating from the U.S. sub-prime mortgage market and a sustained U.S. economic slowdown weighed heavily on global investor sentiment. These developments, paired with rising commodities, metals and raw materials prices, caused most major international indices to lose value. Countries with large export exposure to the United States especially suffered, as many local currencies appreciated against the U.S. dollar, making their goods more expensive for U.S. businesses and consumers. Despite aggressive efforts by the Federal Reserve Board and other central banks to stabilize the financial markets and inject liquidity into their banking systems, banks generally remained reluctant to lend through the end of the reporting period.

However, the adverse effects of the credit crisis and economic downturn were partly offset for U.S. residents by a declining U.S. dollar relative to most other currencies. Because the fund's investments in international equities are mostly denominated in local currencies, their value increased in U.S. dollar terms as currency exchange rates fluctuated over the reporting period.

Our Security Selection Strategy Bolstered Returns

In this challenging market environment, the fund benefited from our attempts to reduce its exposure to the financial, real estate and consumer cyclical industry groups, which ranked among the harder hit areas in the market downturn. Instead, we emphasized areas that we believed would benefit from rising commodity prices and reflationary policies among central banks, including the energy, basic materials and metals-and-mining industry groups. From a geographical perspective, stocks of companies based in Brazil and Asia were among the fund's top performers.

In the materials sector, the fund received especially strong contributions to performance from Fording Canadian Coal Trust, a producer of metallurgical coal that advanced amid rising steel prices. Russian steel company Evraz Group and United Kingdom copper producer Antofagasta also advanced along with underlying commodity prices.

Among telecommunications companies, Brazil's Tele Norte Leste Participacoes and Australia's Telstra fared well in their local markets. In the technology area, High Tech Computer Corp. in Taiwan launched a well-received competitor to the popular iPhone, and Taiwan Semiconductor Manufacturing Co. rose from a low valuation.

Disappointments during the reporting period included U.S. health care giants Bristol-Myers Squibb and Pfizer, which lagged due to concerns regarding a dearth of new products under development. Bristol-Myers Squibb was sold during the reporting period. Dutch consumer goods provider Unilever lost value due to higher raw materials costs and lower profit margins. U.S. tobacco company Reynolds American declined after the company warned of earnings pressures.

Cautious Positioning Remains Warranted

We have remained relatively cautious in our outlook as the credit crunch and economic downturn have persisted. However, we recently have found more attractive valuations and dividend yields in areas that we regard as relatively insensitive to economic conditions, and we have taken selective advantage of buying opportunities in these industry groups. Consequently, as of the reporting period's end, the fund held overweighted positions in the energy, basic materials, industrials and telecommunications sectors, and we have maintained relatively light positions in the consumer cyclicals and financials areas.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation through October 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. - Reflects reinvestment of dividends and, where applicable, capital gain distributions. The FTSE World Index is an unmanaged, free-floating, market-capitalization weighted index that is designed to measure the performance of 90% of the world's investable stocks issued by large and midcap companies in developed and advanced emerging markets.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Global Equity Income Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.28	$ 10.90	$ 6.07	$ 8.49
Ending value (after expenses)	$952.30	$948.90	$953.70	$950.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.52	$ 11.27	$ 6.27	$ 8.77
Ending value (after expenses)	$1,017.40	$1,013.67	$1,018.65	$1,016.16

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class C, 1.25% for Class I and 1.75% Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one half year period).*

Common Stocks–85.6%	Shares	Value ($)
Australia–3.1%		
Telstra (Installment Receipts)	48,957	**136,726**
Brazil–6.5%		
Companhia de Saneamento de Minas Gerais	5,200	86,969
Natura Cosmeticos	3,700	43,184
Tele Norte Leste Participacoes, ADR	3,330	76,290
Terna Participacoes	4,462	78,384
		284,827
Canada–2.7%		
Fording Canadian Coal Trust	1,897	**116,898**
Finland–.9%		
Elisa	1,798	**40,596**
France–2.8%		
France Telecom	1,233	38,813
Total	980	82,540
		121,353
Germany–6.1%		
Deutsche Post	3,707	115,940
E.ON	344	70,209
Muenchener Rueckversicherungs	222	43,074
Symrise	1,505	37,435
		266,658
Hong Kong–2.9%		
Hopewell Highway Infrastructure	102,500	81,678
Swire Pacific, Cl. A	4,000	46,785
		128,463
Indonesia–.9%		
Astra Agro Lestari	15,000	**38,549**
Israel–1.6%		
Israel Chemicals	3,872	**71,426**
Italy–2.0%		
ENI	2,287	**88,455**

Common Stocks (continued)	Shares	Value ($)
Japan–.8%		
Japan Retail Fund Investment	6	**35,486**
Malaysia–1.3%		
Bursa Malaysia	20,500	**58,080**
Netherlands–3.0%		
Royal Dutch Shell, Cl. A	2,048	82,569
Unilever	1,487	50,153
		132,722
Norway–3.0%		
StatoilHydro	3,655	**132,510**
Philippines–.7%		
First Gen	38,800	**32,586**
Russia–2.1%		
Evraz Group, GDR	892	**92,545**
Singapore–7.4%		
DBS Group Holdings	5,000	73,227
Mapletree Logistics Trust	55,000	41,776
Parkway Holdings	37,000	95,498
Singapore Post	47,000	40,205
Singapore Technologies Engineering	31,000	73,611
		324,317
South Africa–1.8%		
Anglo Platinum	490	**78,570**
South Korea–3.7%		
Korea Exchange Bank	2,480	37,720
KT&G, GDR	985 [a]	40,720
LG Telecom	9,412	83,827
		162,267
Spain–2.6%		
Clinica Baviera	1,373 [b]	36,017
Telefonica	2,634	76,376
		112,393

Common Stocks (continued)	Shares	Value ($)
Sweden—2.4%		
Tele2, Cl. B	2,000	44,597
Telefonaktiebolaget LM Ericsson, Cl. B	23,845	60,858
		105,455
Taiwan—3.2%		
High Tech Computer	3,000	77,346
Taiwan Semiconductor Manufacturing	28,000	61,338
		138,684
Thailand—3.2%		
Advanced Info Service	25,400	74,377
Siam Commercial Bank	24,200	66,935
		141,312
United Kingdom—11.5%		
Aberdeen Asset Management	17,338	46,367
Admiral Group	2,490	43,122
Antofagasta	4,850	75,870
BP	7,105	86,316
Cable & Wireless	31,924	94,704
GlaxoSmithKline	1,784	39,763
Smiths Group	2,014	38,783
Vodafone Group	26,570	84,685
		509,610
United States—9.4%		
Altria Group	1,723	34,460
AT & T	1,088	42,116
Eli Lilly & Co.	1,472	70,862
Merck & Co.	1,132	43,061
Pfizer	2,444	49,149
Philip Morris International	933 [b]	47,611
Reynolds American	2,318	124,824
		412,083
Total Common Stocks		
(cost $3,759,172)		**3,762,571**

Preferred Stocks−2.2%	Shares	Value ($)
Brazil−1.0%		
Banco do Estado do Rio Grande do Sul	7,000	**42,113**
Italy−1.2%		
Unipol Gruppo Finanziario	17,853	**52,408**
Total Preferred Stocks (cost $93,602)		**94,521**
Total Investments (cost $3,852,774)	**87.8%**	**3,857,092**
Cash and Receivables (Net)	**12.2%**	**537,811**
Net Assets	**100.0%**	**4,394,903**

ADR—American Depository Receipts

GDR—Global Depository Receipts

a   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, this security amounted to $40,720 or 0.9% of net assets.

b   Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Telecommunications	18.1	Health Care	7.6
Materials	13.7	Utilities	6.1
Financial	12.3	Consumer Goods	4.9
Oil & Gas	10.7	Technology	4.5
Industrial	9.9		**87.8**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	3,852,774	3,857,092
Cash		129,685
Cash denominated in foreign currencies	45,476	47,285
Receivable for shares of Beneficial interest subscribed		340,500
Unrealized appreciation on forward currency exchange contracts–Note 4		19,835
Dividends and interest receivable		12,031
Prepaid expenses		68,388
		4,474,816
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(d)		12,201
Payable for investment securities purchased		18,093
Unrealized depreciation on forward currency exchange contracts–Note 4		11,925
Interest payable–Note 2		70
Accrued expenses		37,624
		79,913
Net Assets ($)		**4,394,903**
Composition of Net Assets ($):		
Paid-in capital		4,381,275
Accumulated undistributed investment income–net		8,717
Accumulated net realized gain (loss) on investments		(9,157)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		14,068
Net Assets ($)		**4,394,903**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	3,133,334	612,238	309,954	339,377
Shares Outstanding	252,367	49,422	24,947	27,361
Net Asset Value Per Share ($)	**12.42**	**12.39**	**12.42**	**12.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $5,597 foreign taxes withheld at source); Unaffiliated issuers	66,346
Interest	27
Total Income	**66,373**
Expenses:	
Management fee–Note 3(a)	14,865
Auditing fees	22,125
Legal fees	13,996
Custodian fees–Note 3(d)	6,259
Prospectus and shareholders' reports	5,148
Registration fees	4,851
Shareholder servicing costs–Note 3(d)	4,471
Distribution fees–Note 3(c)	1,875
Trustees' fees and expenses–Note 3(b)	1,478
Interest expense–Note 2	70
Miscellaneous	5,864
Total Expenses	**81,002**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(52,005)
Less–Trustees' fees reimbursed by the Manager–Note 3(b)	(229)
Less–reduction in fees due to earnings credits–Note 1(c)	(977)
Net Expenses	**27,791**
Investment Income–Net	**38,582**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	(13,928)
Net realized gain (loss) on options transactions	(1,349)
Net realized gain (loss) on forward currency exchange contracts	6,120
Net Realized Gain (Loss)	**(9,157)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(187,062)
Net Realized and Unrealized Gain (Loss) on Investments	**(196,219)**
Net (Decrease) in Net Assets Resulting from Operations	**(157,637)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	38,582	4,140
Net realized gain (loss) on investments	(9,157)	(51,975)
Net unrealized appreciation (depreciation) on investments	(187,062)	201,130
Net Increase (Decrease) in Net Assets Resulting from Operations	**(157,637)**	**153,295**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(15,025)	–
Class C Shares	(1,988)	–
Class I Shares	(1,920)	–
Class T Shares	(1,696)	–
Total Dividends	**(20,629)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	1,447,950	2,104,062
Class C Shares	300,242	300,000
Class I Shares	11,868	300,000
Class T Shares	42,500	300,000
Dividends reinvested:		
Class A Shares	3,238	–
Class C Shares	830	–
Class I Shares	72	–
Class T Shares	13	–
Cost of shares redeemed:		
Class A Shares	(390,883)	–
Class I Shares	(18)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,415,812**	**3,004,062**
Total Increase (Decrease) in Net Assets	**1,237,546**	**3,157,357**
Net Assets ($):		
Beginning of Period	3,157,357	–
End of Period	**4,394,903**	**3,157,357**
Undistributed investment income (loss)–net	8,717	(9,236)

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A		
Shares sold	117,196	168,325
Shares issued for dividends reinvested	276	–
Shares redeemed	(33,430)	–
Net Increase (Decrease) in Shares Outstanding	**84,042**	**168,325**
Class C		
Shares sold	25,351	24,000
Shares issued for dividends reinvested	71	–
Net Increase (Decrease) in Shares Outstanding	**25,422**	**24,000**
Class I		
Shares sold	942	24,000
Shares issued for dividends reinvested	6	–
Shares redeemed	(1)	–
Net Increase (Decrease) in Shares Outstanding	**947**	**24,000**
Class T		
Shares sold	3,360	24,000
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**3,361**	**24,000**

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	13.14	12.50
Investment Operations:		
Investment income−net[b]	.14	.02
Net realized and unrealized gain (loss) on investments	(.79)	.62
Total from Investment Operations	(.65)	.64
Distributions:		
Dividends from investment income−net	(.07)	−
Net asset value, end of period	12.42	13.14
Total Return (%)[c,d]	(4.77)	5.04
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	4.55	26.08
Ratio of net expenses to average net assets[e]	1.50	1.50
Ratio of net investment income to average net assets[e]	2.26	3.62
Portfolio Turnover Rate[d]	36.04	3.45
Net Assets, end of period ($ x 1,000)	3,133	2,211

[a] From October 18, 2007 (commencement of operations) to October 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	13.13	12.50
Investment Operations:		
Investment income−net[b]	.11	.01
Net realized and unrealized gain (loss) on investments	(.80)	.62
Total from Investment Operations	(.69)	.63
Distributions:		
Dividends from investment income−net	(.05)	−
Net asset value, end of period	12.39	13.13
Total Return (%)[c,d]	(5.11)	4.96
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	5.01	26.83
Ratio of net expenses to average net assets[e]	2.25	2.25
Ratio of net investment income to average net assets[e]	1.91	2.86
Portfolio Turnover Rate[d]	36.04	3.45
Net Assets, end of period ($ x 1,000)	612	315

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	13.14	12.50
Investment Operations:		
Investment income−net[b]	.15	.02
Net realized and unrealized gain (loss) on investments	(.79)	.62
Total from Investment Operations	(.64)	.64
Distributions:		
Dividends from investment income−net	(.08)	−
Net asset value, end of period	12.42	13.14
Total Return (%)[c]	(4.63)	5.04
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	4.40	25.84
Ratio of net expenses to average net assets[d]	1.25	1.25
Ratio of net investment income to average net assets[d]	2.43	3.86
Portfolio Turnover Rate[c]	36.04	3.45
Net Assets, end of period ($ x 1,000)	310	315

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	13.14	12.50
Investment Operations:		
Investment income–net[b]	.12	.02
Net realized and unrealized gain (loss) on investments	(.80)	.62
Total from Investment Operations	(.68)	.64
Distributions:		
Dividends from investment income–net	(.06)	–
Net asset value, end of period	12.40	13.14
Total Return (%)[c,d]	(4.91)	5.04
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	4.97	26.34
Ratio of net expenses to average net assets[e]	1.75	1.75
Ratio of net investment income to average net assets[e]	1.94	3.36
Portfolio Turnover Rate[d]	36.04	3.45
Net Assets, end of period ($ x 1,000)	339	315

[a] *From October 18, 2007 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Global Equity Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering eight series as of April 30, 2008, including the fund. The fund's investment objective is to seek total return (consisting of capital appreciation and income). The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. Newton Capital Management Limited ("Newton"), an affiliate of BNY Mellon, serves as the fund's sub-investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or shareholder services fee. Class A and Class T shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers' (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate), acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or shareholder services fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 168,000 Class A shares and 24,000 Class C, Class I and Class T shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and cash balances and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid quarterly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

The tax period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008 was approximately $4,200 with a related weighted average annualized interest rate of 3.38%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement between the Manager and the Trust, the Trust has agreed to pay the Manager a management fee computed at the annual rate of .85% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed, until October 31, 2008, to waive receipt of its fees and/or assume the expenses of the fund so that the annual operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.25% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $52,005 during the period ended April 30, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, Dreyfus pays Newton an annual fee of .41% of the value of the fund's average daily net assets, payable monthly.

(b) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust, Inc. and The Dreyfus/Laurel Tax-Free Municipal Funds, (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class C and Class T shares were charged $1,474 and $401, respectively, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class C and Class T shares were charged $3,107, $491 and $401, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $235 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $10 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $26 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $6,259 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $2,734, Rule 12b-1 distribution plan fees $399, shareholder services plan fees $740, chief compliance officer fees $1,880, custodian fees $6,510 and transfer agency per account fees $92, which are offset against an expense reimbursement currently in effect in the amount of $154.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, options transactions and forward currency exchange contracts, during the period ended April 30, 2008, amounted to $2,264,160 and $1,224,683, respectively.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At April 30, 2008, there were no call options written.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At April 30, 2008, there were no put options written.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 8/15/2008	94,111	186,776	185,673	(1,103)
Euro, expiring 8/15/2008	118,920	172,661	184,744	12,083
Singapore Dollar, expiring 8/15/2008	162,233	115,435	120,162	4,727
Swiss Franc, expiring 10/15/2008	108,277	109,029	104,580	(4,449)
Sales:		**Proceeds ($)**		
British Pound, expiring 8/15/2008	149,250	288,096	294,458	(6,362)
British Pound, expiring 10/15/2008	55,000	109,029	108,037	992
Canadian Dollar, expiring 5/2/2008	806	798	800	(2)
Euro, expiring 8/15/2008	118,920	186,777	184,744	2,033
Singapore Dollar, expiring 5/6/2008	1,000	735	737	(2)
Swedish Krona, expiring 5/5/2008	6,442	1,069	1,076	(7)
Total				**7,910**

At April 30, 2008, accumulated net unrealized appreciation on investments was $4,318, consisting of $242,133 gross unrealized appreciation and $237,815 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**Dreyfus Premier
Global Equity
Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management
Limited
160 Queen Victoria Street
London, EC4V 4LA, England

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DEQAX   Class C: DEQCX   Class I: DQEIX   Class T: DEQTX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6175SA0408

Dreyfus Premier International Bond Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier International Bond Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although international financial markets have grown more volatile amid concerns that the recent downturn in the U.S. economy might also dampen global economic growth, sovereign bonds in developed markets have represented one of the brighter spots of the investment landscape. Interest rates are relatively higher in many international markets than in the United States, making their bonds more attractive, and risk-averse investors have flocked to securities issued by fiscally sound governments.

At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers. The implications of our economic outlook generally are positive for high-quality fixed-income securities in international markets. Your financial advisor can help you assess current risks, such as fluctuating currency exchange rates, and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Thomas F. Fahey, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier International Bond Fund's Class A shares achieved a total return of 9.65%, Class C shares achieved a total return of 9.21%, and Class I shares achieved a total return of 9.79%.[1] In comparison, the fund's benchmark, the J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged) (the "Index"), produced a total return of 9.03% for the same period.[2]

International bonds fared relatively well over the reporting period, as investor demand for sovereign debt surged amid a global credit crisis and a weakening U.S. dollar relative to most other currencies created substantial value for U.S. investors. The fund produced higher returns than its benchmark, primarily due to the success of our interest-rate strategies.

The Fund's Investment Approach

The fund seeks to maximize total return through capital appreciation and income. To pursue its goal, the fund normally invests at least 80% of its assets in fixed-income securities. The fund also normally invests at least 65% of its assets in non-U.S. dollar-denominated fixed-income securities of foreign governments and companies located in various countries, including emerging markets. The fund ordinarily invests in at least five countries other than the U.S. and, at times, may invest a substantial portion of its assets in a single foreign country. Generally, the fund seeks to maintain a portfolio with an investment grade average credit quality.

We focus on identifying undervalued government bond markets, currencies, sectors and securities. We look for fixed-income securities with the most potential for added value, such as those involving the potential for credit upgrades, unique structural characteristics or innovative features. We select securities for the fund's portfolio by:

- Using fundamental economic research and quantitative analysis to allocate assets among countries and currencies based on a comparative valuation of interest and inflation rate trends, government fiscal and monetary policies, and the credit quality of government debt.

- Focusing on sectors and individual securities that appear to be relatively undervalued and actively traded among sectors.

We may hedge some, but not necessarily all, of the fund's foreign currency exposure to the Index, but, at times, we may seek to manage currency risk, and we may find opportunities to add value by hedging a portion of the fund's currency exposure to the U.S. dollar.

International Bonds Fared Well Despite Credit Crisis

International bonds generally produced robust absolute returns in an environment that proved challenging for most asset classes. A credit crunch that began in the U.S. sub-prime mortgage market caused prices in higher-yielding segments of the global bond market to fall. At the same time, slumping housing markets, mounting job losses and soaring food and energy prices sparked a downturn in the U.S. economy and raised concerns regarding economic conditions in other parts of the world.

The Federal Reserve Board (the "Fed") and other central banks responded aggressively to these developments by injecting liquidity into their banking systems and reducing short-term interest rates. Nonetheless, investors generally remained risk-averse, shunning lower-rated credits in favor of high-quality bonds. This "flight to quality" was particularly beneficial to sovereign bonds from developed nations. However, bonds from the emerging markets generally fared less well as yield differences widened between emerging-markets and developed-markets securities to compensate investors for increased perceived risks.

Strong returns from sovereign bonds, which generally are denominated in local currencies, were enhanced by a declining U.S. dollar. Indeed, favorable currency movements were responsible for a substantial portion of the Index's strong absolute returns during the reporting period.

A Focus on Quality

The fund benefited from our emphasis on sovereign bonds, U.S. Treasury securities and other higher-quality fixed-income securities. This focus enabled the fund to avoid the brunt of weakness affecting lower-rated corporate, asset-backed and emerging-markets securities. The fund held no securities with direct exposure to troubled sub-prime mortgages.

In addition, a relatively long average duration helped the fund maintain higher levels of income and participate more fully in the benefits of falling short-term interest rates. Moreover, a "bulleted" yield curve strategy enabled the fund to benefit from wider yield differences along the market's maturity spectrum. On the other hand, the fund's relatively small allocation to corporate bonds detracted from performance.

Maintaining a Cautious Investment Posture

We began to see signs of improvement after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to ease through the end of the reporting period, and spread sectors rebounded, offsetting some of their earlier weakness.

Still, the U.S. economic slowdown and global credit crisis have persisted. Therefore, while we have selectively added attractively priced securities to our corporate bond holdings, we have maintained a generally cautious approach, including an emphasis on higher-quality international bonds.

May 15, 2008

Foreign bonds are subject to special risks including exposure to currency fluctuations, changing political and economic conditions, and potentially less liquidity.
Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.

[2] SOURCE: Bloomberg L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged) is a widely used benchmark for measuring performance and quantifying risk across international fixed-income bond markets. The Index measures the total, principal, and interest returns in each market. Index returns do not reflect fees and expenses associated with operating a mutual fund.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Bond Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.73	$ 9.62	$ 4.43
Ending value (after expenses)	$1,096.50	$1,092.10	$1,097.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.52	$ 9.27	$ 4.27
Ending value (after expenses)	$1,019.39	$1,015.66	$1,020.64

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.85% for Class C and .85% Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Bonds and Notes–93.1%		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Argentina–.2%						
Republic of Argentina, Sr. Unscd. Bonds		3.09	8/3/12	40,000	b	21,670
Republic of Argentina, Bonds, Ser. VII		7.00	9/12/13	60,000		47,550
						69,220
Belgium–4.7%						
Belgium Kingdom, Bonds, Ser. 41	EUR	4.25	9/28/13	980,000	a	1,535,850
Belgium Kingdom, Bonds, Ser. 40	EUR	5.50	9/28/17	95,000	a	161,157
Belgium Kingdom, Bonds, Ser. 44	EUR	5.00	3/28/35	30,000	a	47,934
						1,744,941
Cayman Islands–.0%						
BES Finance, Bank Gtd. Notes	EUR	4.50	12/29/49	10,000	a,b	**12,667**
Canada–3.6%						
Province of Ontario Canada, Unscd. Notes		4.50	2/3/15	360,000		369,757
Province of Ontario Canada, Sr. Unscd. Bonds		3.50	7/15/13	130,000		127,901
Province of Ontario Canada, Notes	CAD	4.50	12/2/12	460,000	a	472,894
Province of Quebec Canada, Unscd. Notes		4.60	5/26/15	360,000		370,571
						1,341,123
France–.7%						
Government of France, Bonds	EUR	4.75	4/25/35	140,000	a	219,078
Societe Generale, Jr. Sub. Bonds	EUR	4.20	1/29/49	25,000	a,b	33,392
						252,470
Germany–20.4%						
Bundesrepublik Deutschland, Bonds, Ser. 05	EUR	3.50	1/4/16	75,000	a	112,609
Bundesrepublik Deutschland, Bonds, Ser. 06	EUR	4.00	7/4/16	730,000	a	1,129,337

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Germany (continued)						
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	4.25	1/4/14	2,245,000	a	3,557,906
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	4.75	7/4/34	50,000	a	79,171
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	4.75	7/4/34	640,000	a	1,013,394
Bundesrepublik. Deutschland, Bonds, Ser. 07	EUR	4.25	7/4/17	405,000	a	638,474
KFW, Gov't Gtd. Bonds	JPY	1.75	3/23/10	21,000,000	a	205,017
KFW, Gov't Gtd. Notes	JPY	2.05	2/16/26	3,000,000	a	27,280
KFW, Gov't Gtd. Notes	NZD	6.50	11/15/11	1,130,000	a	855,521
						7,618,709
Ireland−.4%						
GE Capital European Funding, Gtd. Notes	EUR	4.50	5/4/11	105,000	a,b	**162,193**
Italy−2.2%						
Atlantia, Gtd. Notes	EUR	4.88	6/9/11	100,000	a,b	153,837
Buoni Poliennali del Tesoro, Bonds	EUR	3.00	1/15/10	425,000	a	652,753
						806,590
Japan−22.9%						
Development Bank of Japan, Gov't Gtd. Notes	JPY	1.05	6/20/23	34,000,000	a	282,637
Development Bank of Japan, Gov't. Gtd. Bonds	JPY	1.40	6/20/12	8,000,000	a	77,542
Development Bank of Japan, Gov't. Gtd. Bonds	JPY	1.70	9/20/22	24,000,000	a	220,822
Japan Finance for Municipal Enterprises, Gov't Gtd. Notes	JPY	1.35	11/26/13	11,000,000	a	106,450

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Japan (continued)					
Japan Finance for Municipal Enterprises, Gov't. Gtd. Bonds	JPY	1.55	2/21/12	6,000,000 a	58,668
Japan Government CPI, Bonds, Ser. 10	JPY	1.10	12/10/16	167,000,000 a	1,588,230
Japan Government, Bonds, Ser. 244	JPY	1.00	12/20/12	12,000,000 a	114,774
Japan Government, Bonds, Ser. 244	JPY	1.00	12/20/12	179,000,000 a	1,712,045
Japan Government, Bonds, Ser. 288	JPY	1.70	9/20/17	186,500,000 a	1,825,252
Japan Government, Bonds, Ser. 11	JPY	1.70	6/20/33	109,600,000 a	912,004
Japan Government, Bonds, Ser. 64	JPY	1.90	9/20/23	171,500,000 a	1,630,542
					8,528,966
Netherlands−4.8%					
E.ON International Finance, Notes		5.80	4/30/18	100,000 c	100,934
E.ON International Finance, Gtd. Notes	EUR	5.50	10/2/17	20,000 a	31,521
Netherlands Government, Bonds	EUR	4.50	7/15/17	800,000 a	1,273,137
Netherlands Government, Bonds	EUR	4.00	1/15/37	270,000 a	375,139
Repsol International Finance, Gtd. Notes	EUR	4.63	10/8/14	15,000 a	22,106
					1,802,837
Norway−.2%					
DNB Nor Bank, Sub. Notes	EUR	4.59	5/30/17	50,000 a,b	**72,455**
South Africa−.3%					
Republic of South Africa, Sr. Unscd. Notes		5.88	5/30/22	100,000	**94,792**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Spain–.2%				
Telefonica Emisiones, Gtd. Notes	2.84	6/19/09	90,000 b	**89,051**
Supranational–1.0%				
European Investment Bank, Sr. Unscd. Bonds	JPY 1.40	6/20/17	38,600,000 a	**361,056**
Sweden–.2%				
Swedish Government, Bonds, Ser. 1050	SEK 3.00	7/12/16	550,000 a	**85,056**
United Kingdom–16.9%				
Barclays Bank, Sub. Bonds	7.70	4/29/49	225,000 b,c	232,818
FCE Bank, Sr. Unscd. Notes	EUR 5.73	9/30/09	635,000 a,b	928,024
HSBC Capital Funding, Gtd. Bonds	EUR 5.37	12/24/49	25,000 a,b	36,857
National Grid, Sr. Unscd. Notes	6.30	8/1/16	10,000	10,233
Northern Rock, Sub. Notes	GBP 5.63	1/13/15	65,000 a,b	107,062
SABMiller, Gtd. Notes	3.00	7/1/09	10,000 b,c	10,027
United Kingdom Gilt, Bonds	GBP 4.00	3/7/09	120,000 a	237,710
United Kingdom Gilt, Bonds	GBP 5.00	9/7/14	1,075,000 a	2,204,393
United Kingdom Gilt, Bonds	GBP 4.75	6/7/10	140,000 a	280,306
United Kingdom Gilt, Bonds	GBP 4.00	9/7/16	755,000 a	1,442,862
United Kingdom Gilt, Bonds	GBP 4.25	3/7/11	225,000 a	445,496
United Kingdom Gilt, Bonds	GBP 8.00	9/27/13	165,000 a	382,608
				6,318,396

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
United States−14.4%					
Appalachian Power, Notes		7.00	4/1/38	95,000	95,515
AT&T, Sr. Unscd. Notes	EUR	6.13	4/2/15	50,000 [a]	79,431
BAC Capital Trust XIII, Gtd. Notes		3.20	3/15/43	15,000 [b]	11,108
Block Financial, Gtd. Notes		7.88	1/15/13	95,000	102,173
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	15,000 [c]	12,473
CIT Group, Sr. Unscd. Notes		4.75	8/15/08	140,000	137,177
Citigroup, Sr. Unscd. Notes		5.30	10/17/12	25,000	24,861
Countrywide Financial, Gtd. Notes		2.82	3/24/09	80,000 [b]	75,275
Countrywide Home Loans, Gtd. Notes, Ser. L		3.25	5/21/08	401,000 [d]	399,978
Coventry Health Care, Sr. Unscd. Notes		5.95	3/15/17	15,000	13,753
Delhaize Group, Sr. Unsub. Notes		6.50	6/15/17	10,000	10,573
Duke Energy Carolinas, First Mortgage Bonds		6.05	4/15/38	75,000	75,976
Duke Energy Carolinas, Sr. Unscd. Notes		5.63	11/30/12	15,000	15,680
Erac USA Finance, Bonds		5.30	11/15/08	35,000 [c]	35,091
Federal National Mortgage Corp., 5.50%				1,455,000 [e]	1,462,958
General Electrical Capital, Sr. Unscd. Notes	JPY	2.00	2/22/17	7,000,000 [a]	63,757
GMAC Commercial Mortgage Securities, Ser. 2002-C2, Cl. A2		5.39	10/15/38	139,445	141,131

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
United States (continued)						
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2		4.22	4/10/40	135,000		134,388
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L		4.04	3/6/20	25,000	b,c	21,250
Government National Mortgage Association I:						
Ser. 2004-23, Cl. B, 2.95%, 3/16/19				27,486		27,071
Ser. 2006-68, Cl. A, 3.89%, 7/16/26				24,046		23,842
Ser. 2006-67, Cl. A, 3.95%, 11/16/30				53,444		53,006
Ser. 2005-76, Cl. A, 3.96%, 5/16/30				33,105		32,840
Ser. 2005-79, Cl. A, 4.00%, 10/16/33				29,538		29,390
Ser. 2007-34, Cl. A, 4.27%, 11/16/26				24,379		24,354
HVB Funding Trust VIII, Jr. Sub. Bonds	EUR	7.06	3/29/49	20,000	a,b	31,351
Ipalco Enterprises, Sr. Scd. Notes		7.25	4/1/16	40,000	c	41,400
Kentucky Power, Sr. Unscd. Notes		6.00	9/15/17	30,000	c	29,710
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2		4.96	7/12/38	135,000		135,136
Metropolitan Life Global Funding I, Sr. Scd. Notes		5.13	4/10/13	100,000	c	100,102
MidAmerican Energy, Sr. Unscd. Notes		5.30	3/15/18	130,000		128,655
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. A1		5.26	12/15/43	20,421		20,458
NiSource Finance, Gtd. Notes		3.66	11/23/09	10,000	b	9,706
Norfolk Southern, Sr. Unscd. Notes		5.75	4/1/18	30,000	c	30,482
Pacific Life Global Funding, Notes		5.15	4/15/13	115,000	c	115,234

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
United States (continued)						
Potomac Electric Power, Sr. Scd. Bonds		6.50	11/15/37	90,000		91,113
PSEG Power, Gtd. Notes		7.75	4/15/11	15,000		16,067
Public Service Company of Colorado, First Mortgage Bonds, Ser. 10		7.88	10/1/12	15,000		16,928
RBS Capital Trust, Bank Gtd. Bonds	EUR	6.47	12/29/49	10,000	a,b	15,121
Reed Elsevier Capital, Gtd. Notes		4.63	6/15/12	170,000		164,598
SLM, Sr. Unscd. Notes, Ser. A		4.00	1/15/09	165,000		159,442
Sovereign Bancorp, Sr. Unscd. Notes		2.83	3/23/10	10,000	b	8,565
Steel Dynamics, Sr. Notes		7.38	11/1/12	10,000	c	10,225
Time Warner Cable, Gtd. Notes		5.40	7/2/12	10,000		10,068
Time Warner, Gtd. Notes		3.30	11/13/09	10,000	b	9,653
Tokai Preferred Capital, Bonds		9.98	12/29/49	35,000	b,c	35,105
US Treasury Notes		2.00	2/28/10	625,000	d	622,413
Verizon Communications, Sr. Unscd. Notes		6.10	4/15/18	20,000		21,009
Verizon Communications, Bonds		6.90	4/15/38	30,000		32,598
Virginia Electric Power, Sr. Unscd. Notes		5.95	9/15/17	20,000		20,597
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2		4.38	10/15/41	143,239		142,382
Wal-Mart Stores, Sr. Unscd. Notes		4.25	4/15/13	160,000		160,827
WEA Finance, Sr. Notes		7.13	4/15/18	105,000	c	108,844

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
United States (continued)				
Willis North America, Gtd. Notes	6.20	3/28/17	15,000	14,663
				5,405,503
Total Bonds and Notes (cost $34,421,077)				**34,766,025**

Short-Term Investments−4.9%			Principal Amount ($)	Value ($)
U.S. Government Agencies−4.5%				
Federal Home Loan Bank System, 2.00%, 5/8/08			150,000	149,942
Federal National Mortgage Association, 1.90%, 5/14/08			1,525,000	1,523,954
				1,673,896
U.S. Treasury Bills−.4% 1.27%, 5/15/08			145,000 [f]	**144,946**
Total Short-Term Investments (cost $1,818,823)				**1,818,842**

Options−.1%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
6-Month USD Libor-BBA, Swaption			310,000	**26,077**
Put Options				
Mexican Currency Options, May 2008 @ 10.862 (cost $34,389)			600,000	**5**
				26,082

Other Investment−5.3%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,977,000)			1,977,000 [g]	**1,977,000**

Investment of Cash Collateral for Securities Loaned—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $417,040)	417,040 ᵍ	**417,040**
Total Investments (cost $38,668,329)	**104.5%**	**39,004,989**
Liabilities, Less Cash and Receivables	**(4.5%)**	**(1,670,250)**
Net Assets	**100.0%**	**37,334,739**

ᵃ *Principal amount stated in U.S. Dollars unless otherwise noted.*
  CAD—Canadian Dollar
  EUR—Euro
  GBP—British Pound
  JPY—Japanese Yen
  NZD—New Zealand Dollar
  SEK—Swedish Krona
ᵇ *Variable rate security—interest rate subject to periodic change.*
ᶜ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $883,695 or 2.4% of net assets.*
ᵈ *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $1,022,391 and the total market value of the collateral held by the fund is $1,052,978, consisting of cash collateral of $417,040 and U.S. Government and agencies securities valued at $635,938.*
ᵉ *Purchased on a forward commitment basis.*
ᶠ *All or partially held by a broker as collateral for open financial futures positions.*
ᵍ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Foreign/Governmental	68.6	U.S. Government Agencies/	
Corporate Bonds	18.4	Mortgage-Backed	4.4
Short-Term/		U.S. Government Securities	1.7
Money Market Investments	11.3	Options	0.1
			104.5

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2008 ($)
Financial Futures Short				
U.S. Treasury 5 Year Notes	17	(1,903,734)	June 2008	16,896
U.S. Treasury 10 Year Notes	6	(694,875)	June 2008	9,048
U.S. Treasury 30 Year Bonds	7	(818,234)	June 2008	8,828
Financial Futures Long				
Euro-Bobl	29	4,928,954	June 2008	(123,097)
Euro Bund 10 Year	8	1,424,918	June 2008	(33,305)
				(121,630)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,022,391)–Note 1(c):		
Unaffiliated issuers	36,274,289	36,610,949
Affiliated issuers	2,394,040	2,394,040
Cash		398,383
Cash denominated in foreign currencies	178,694	181,235
Receivable for investment securities sold		1,568,113
Dividends and interest receivable		443,296
Receivable for shares of Beneficial Interest subscribed		198,791
Unrealized appreciation on forward currency exchange contracts–Note 4		137,746
Unrealized appreciation on swap contracts–Note 4		62,551
Receivable from broker for swap transactions–Note 4		1,720
Prepaid expenses		21,353
		42,018,177
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(d)		29,404
Payable for investment securities purchased		2,413,773
Payable for forward commitment		1,472,445
Liability for securities on loan–Note 1(c)		417,040
Unrealized depreciation on forward currency exchange contracts–Note 4		175,194
Unrealized depreciation on swap contracts–Note 4		65,303
Payable for shares of Beneficial Interest redeemed		20,088
Payable for futures variation margin–Note 4		14,402
Swaps premium received		12,539
Payable to broker for swap transactions–Note 4		264
Accrued expenses		62,986
		4,683,438
Net Assets ($)		**37,334,739**
Composition of Net Assets ($):		
Paid-in capital		36,199,418
Accumulated undistributed investment income–net		188,906
Accumulated net realized gain (loss) on investments		766,035
Accumulated net unrealized appreciation (depreciation) on investments, option transactions, swap transactions and foreign currency transactions [including ($121,630) net unrealized (depreciation) on financial futures]		180,380
Net Assets ($)		**37,334,739**

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	29,076,846	6,468,584	1,789,309
Shares Outstanding	2,014,040	450,670	123,753
Net Asset Value Per Share ($)	**14.44**	**14.35**	**14.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	353,240
Dividends;	
Affiliated issuers	17,638
Income from securities lending	5,564
Total Income	**376,442**
Expenses:	
Management fee–Note 3(a)	51,523
Shareholder servicing costs–Note 3(d)	24,749
Registration fees	19,662
Auditing fees	18,539
Distribution fees–Note 3(c)	15,254
Custodian fees–Note 3(d)	8,915
Legal fees	5,432
Prospectus and shareholders' reports	3,548
Trustees' fees and expenses–Note 3(b)	1,508
Loan commitment fees–Note 2	32
Miscellaneous	10,061
Total Expenses	**159,223**
Less–reduction in management fee due to undertaking–Note 3(a)	(50,942)
Less–reduction in fees due to earning credits–Note 1(c)	(470)
Net Expenses	**107,811**
Investment Income–Net	**268,631**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	216,247
Net realized gain (loss) on options transactions	2,595
Net realized gain (loss) on financial futures	44,438
Net realized gain (loss) on swap transactions	76,053
Net realized gain (loss) on forward currency exchange contracts	534,856
Net Realized Gain (Loss)	**874,189**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions [including ($124,028) net unrealized (depreciation) on financial futures]	(213,165)
Net Realized and Unrealized Gain (Loss) on Investments	**661,024**
Net Increase in Net Assets Resulting from Operations	**929,655**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	268,631	148,777
Net realized gain (loss) on investments	874,189	183,173
Net unrealized appreciation (depreciation) on investments	(213,165)	278,724
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**929,655**	**610,674**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(78,963)	(96,020)
Class C Shares	(45,526)	(79,801)
Class I Shares	(26,708)	(48,327)
Net realized gain on investments:		
Class A Shares	(121,883)	(4,794)
Class C Shares	(82,940)	(4,568)
Class I Shares	(35,966)	(2,369)
Total Dividends	**(391,986)**	**(235,879)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	26,971,421	1,127,533
Class C Shares	3,845,553	319,124
Class I Shares	322,821	137,920
Dividends reinvested:		
Class A Shares	176,108	96,169
Class C Shares	104,115	79,786
Class I Shares	57,180	46,582
Cost of shares redeemed:		
Class A Shares	(1,830,295)	(257,314)
Class C Shares	(345,877)	(10,776)
Class I Shares	(59,793)	(21,241)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**29,241,233**	**1,517,783**
Total Increase (Decrease) in Net Assets	**29,778,902**	**1,892,578**
Net Assets ($):		
Beginning of Period	7,555,837	5,663,259
End of Period	**37,334,739**	**7,555,837**
Undistributed investment income–net	188,906	71,472

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A		
Shares sold	1,878,571	85,817
Shares issued for dividends reinvested	13,190	7,491
Shares redeemed	(126,726)	(20,124)
Net Increase (Decrease) in Shares Outstanding	**1,765,035**	**73,184**
Class C		
Shares sold	267,636	24,399
Shares issued for dividends reinvested	7,824	6,222
Shares redeemed	(24,323)	(852)
Net Increase (Decrease) in Shares Outstanding	**251,137**	**29,769**
Class I		
Shares sold	22,564	10,347
Shares issued for dividends reinvested	4,274	3,625
Shares redeemed	(4,080)	(1,686)
Net Increase (Decrease) in Shares Outstanding	**22,758**	**12,286**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	13.77	13.05	12.50
Investment Operations:			
Investment income−net[b]	.22	.35	.24
Net realized and unrealized gain (loss) on investments	1.05	.92	.45
Total from Investment Operations	1.27	1.27	.69
Distributions:			
Dividends from investment income−net	(.25)	(.52)	(.14)
Dividends from net realized gain on investments	(.35)	(.03)	−
Total Distributions	(.60)	(.55)	(.14)
Net asset value, end of period	14.44	13.77	13.05
Total Return (%)[c]	9.65[d]	10.06	5.58[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.66[e]	3.33	4.98[e,f]
Ratio of net expenses to average net assets	1.10[e]	1.09	1.01[e]
Ratio of net investment income to average net assets	3.29[e]	2.69	2.29[e]
Portfolio Turnover Rate	95.20[d,g]	127.97[g]	105.86[d]
Net Assets, end of period ($ x 1,000)	29,077	3,429	2,294

[a] From December 30, 2005 (commencement of operations) to October 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The fund's expense ratio net of earnings credits for Class A was 4.91%.
[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008 and October 31, 2007 were 90.70% and 116.54%, respectively.
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,	
		2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	13.70	13.02	12.50
Investment Operations:			
Investment income—net[b]	.17	.25	.16
Net realized and unrealized gain (loss) on investments	1.03	.92	.45
Total from Investment Operations	1.20	1.17	.61
Distributions:			
Dividends from investment income—net	(.20)	(.46)	(.09)
Dividends from net realized gain on investments	(.35)	(.03)	–
Total Distributions	(.55)	(.49)	(.09)
Net asset value, end of period	14.35	13.70	13.02
Total Return (%)[c]	9.21[d]	9.25	4.88[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.50[e]	4.09	5.72[e,f]
Ratio of net expenses to average net assets	1.85[e]	1.84	1.76[e]
Ratio of net investment income to average net assets	2.52[e]	1.93	1.53[e]
Portfolio Turnover Rate	95.20[d,g]	127.97[g]	105.86[d]
Net Assets, end of period ($ x 1,000)	6,469	2,734	2,211

[a] From December 30, 2005 (commencement of operations) to october 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The fund's expense ratio net of earnings credits for Class C was 5.64%.
[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008 and October 31, 2007 were 90.70% and 116.54%, respectively.
See notes to financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,	
Class I Shares	(Unaudited)	2007[a]	2006[b]
Per Share Data ($):			
Net asset value, beginning of period	13.79	13.06	12.50
Investment Operations:			
Investment income—net[c]	.24	.38	.27
Net realized and unrealized gain (loss) on investments	1.04	.92	.45
Total from Investment Operations	1.28	1.30	.72
Distributions:			
Dividends from investment income—net	(.26)	(.54)	(.16)
Dividends from net realized gain on investments	(.35)	(.03)	–
Total Distributions	(.61)	(.57)	(.16)
Net asset value, end of period	14.46	13.79	13.06
Total Return (%)	9.79[d]	10.30	5.80[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.54[e]	3.09	4.74[e,f]
Ratio of net expenses to average net assets	.85[e]	.84	.76[e]
Ratio of net investment income to average net assets	3.50[e]	2.93	2.53[e]
Portfolio Turnover Rate	95.20[d,g]	127.97[g]	105.86[d]
Net Assets, end of period ($ x 1,000)	1,789	1,393	1,158

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] From December 30, 2005 (commencement of operations) to October 31, 2006.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
[f] The fund's expense ratio net of earnings credits for Class I was 4.67%.
[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008 and October 31, 2007 were 90.70% and 116.54%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Bond Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering eight series as of April 30, 2008, including the fund. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C and Class I. Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 176,464 Class A, 174,283 Class C and 88,546 Class I shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $2,996, from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2008, the Board of Trustees declared a cash dividend of $.067, $.062 and $.075 per share from undistributed investment income-net for Class A, Class C and Class I shares, respectively, payable on May 1, 2008 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2008.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

The tax year ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $225,963 and long term capital gains $9,916. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement between the Manager and the Trust, the Trust has agreed to pay the Manager a management fee computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until October 31, 2008, so the expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees, interest expense, commitment fees and extraordinary expenses, do not exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $50,942 during the period ended April 30, 2008.

(b) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust and The Dreyfus/Laurel Tax-Free Municipal Funds, (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% their value of the average daily net assets. During the period ended April 30, 2008, Class C shares were charged $15,254 pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended

April 30, 2008, Class A and Class C shares were charged $14,482 and $5,084, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $1,454 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $162 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a cash management agreement for performing cash management services related to fund subscription and redemptions. During the period ended April 30, 2008, the fund was charged $308 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $8,915 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $16,468, Rule 12b-1 distribution plan fees $3,833, service plan fees $6,524, custodian fees $7,176, chief compliance officer fees $1,880 and transfer agency per account fees $772, which are offset against the expense reimbursement currently in effect in the amount of $7,249.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures, options transactions and swap transactions during the period ended April 30, 2008, amounted to $43,295,423 and $15,820,534, respectively, of which $746,881 in purchases and $747,708 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2008:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding October 31, 2007	–	–		
Contracts written	40,700,000	4,389		
Contracts terminated:				
Closed	40,000,000	2,780	1,794	986
Expired	700,000	1,609	–	1,609
Total contracts terminated	40,700,000	4,389	1,794	2,595
Contracts outstanding April 30, 2008	**–**	**–**		

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollar, Expiring 06/18/2008	70,000	63,712	65,623	1,911
Australian Dollar, Expiring 06/18/2008	120,000	109,580	112,497	2,917
Australian Dollar, Expiring 06/18/2008	352,358	331,362	330,326	(1,036)
Brazilian Real, Expiring 06/18/2008	410,000	235,496	243,449	7,953
Brazilian Real, Expiring 06/18/2008	100,000	56,481	59,378	2,897
Brazilian Real, Expiring 06/18/2008	110,000	62,252	65,315	3,063
Brazilian Real, Expiring 06/18/2008	40,000	22,644	23,751	1,107
Brazilian Real, Expiring 06/18/2008	600,000	356,930	356,267	(663)
British Pound, Expiring 06/18/2008	160,000	315,872	317,031	1,159
Canadian Dollar, Expiring 06/18/2008	225,000	220,212	223,314	3,102
Colombian Peso, Expiring 05/09/2008	303,000,000	165,393	171,710	6,317
Euro Expiring 05/02/2008	509,762	793,598	795,969	2,371
Euro Expiring 06/18/2008	30,000	45,824	46,738	914

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Euro Expiring 06/18/2008	90,000	137,200	140,215	3,015
Euro Expiring 06/18/2008	20,000	31,005	31,159	154
Euro Expiring 06/18/2008	625,000	956,803	973,717	16,914
Euro Expiring 06/18/2008	225,000	354,927	350,538	(4,389)
Euro Expiring 06/18/2008	100,000	157,245	155,795	(1,450)
Euro Expiring 06/18/2008	20,000	31,400	31,159	(241)
Euro Expiring 06/18/2008	220,000	343,897	342,748	(1,149)
Euro Expiring 06/18/2008	60,000	94,652	93,477	(1,175)
Euro Expiring 06/18/2008	300,000	472,737	467,384	(5,353)
Euro Expiring 06/18/2008	650,000	1,034,332	1,012,666	(21,666)
Euro Expiring 06/18/2008	400,000	635,828	623,179	(12,649)
Hungary Forint, Expiring 05/09/2008	27,000,000	163,929	166,798	2,869
Israeli Shekel, Expiring 05/09/2008	600,000	167,224	175,631	8,407
Japanese Yen, Expiring 05/01/2008	20,132,463	194,104	193,609	(495)
Japanese Yen, Expiring 06/18/2008	5,190,000	50,699	50,060	(639)
Japanese Yen, Expiring 06/18/2008	25,000	245	241	(4)
Japanese Yen, Expiring 06/18/2008	50,000	487	482	(5)
Japanese Yen, Expiring 06/18/2008	75,000	736	723	(13)
Japanese Yen, Expiring 06/18/2008	850,000	8,395	8,199	(196)
Japanese Yen, Expiring 06/18/2008	4,410,000	44,250	42,537	(1,713)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Japanese Yen, Expiring 06/18/2008	1,710,000	17,316	16,493	(823)
Japanese Yen, Expiring 06/18/2008	60,400,000	602,323	582,584	(19,739)
Japanese Yen, Expiring 06/18/2008	35,000,000	353,997	337,590	(16,407)
Japanese Yen, Expiring 06/18/2008	56,000,000	550,206	540,144	(10,062)
Japanese Yen, Expiring 06/18/2008	35,000,000	343,474	337,590	(5,884)
Japanese Yen, Expiring 06/18/2008	55,000,000	542,888	530,499	(12,389)
Japanese Yen, Expiring 06/18/2008	40,000,000	397,242	385,818	(11,424)
Japanese Yen, Expiring 06/18/2008	75,000,000	739,280	723,408	(15,872)
Japanese Yen, Expiring 06/18/2008	75,000,000	729,785	723,408	(6,377)
Malaysian Ringgit, Expiring 06/18/2008	120,000	37,975	37,955	(20)
Malaysian Ringgit, Expiring 03/26/2009	1,620,000	508,235	511,296	3,061
Polish Zloty, Expiring 05/09/2008	370,000	166,031	167,204	1,173
Romanian Leu Expiring 05/09/2008	390,000	163,797	165,850	2,053
Russian Ruble, Expiring 06/18/2008	3,210,000	134,916	135,478	562
Russian Ruble, Expiring 06/18/2008	4,500,000	188,822	189,923	1,101
Saudi Arabia Riyal, Expiring 06/18/2008	800,000	214,586	213,578	(1,008)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Saudi Arabia Riyal, Expiring 06/18/2008	150,000	40,199	40,046	(153)
Swedish Krona, Expiring 06/18/2008	790,000	128,342	131,602	3,260
Sales:		**Proceeds ($)**		
Canadian Dollar, Expiring 06/19/2008	120,000	121,508	119,100	2,408
Columbian Peso, Expiring 06/18/2008	447,200,000	235,492	251,241	(15,749)
British Pounds, Expiring 06/18/2008	230,000	460,324	455,732	4,592
British Pounds, Expiring 06/18/2008	50,000	100,113	99,072	1,041
British Pounds, Expiring 06/18/2008	445,000	891,001	881,743	9,258
British Pounds, Expiring 06/18/2008	35,000	70,079	69,351	728
British Pounds, Expiring 06/18/2008	130,000	260,436	257,588	2,848
British Pounds, Expiring 06/18/2008	420,000	834,364	832,207	2,157
British Pounds, Expiring 06/18/2008	260,000	510,869	515,175	(4,306)
British Pounds, Expiring 06/18/2008	230,000	453,587	455,732	(2,145)
Malaysian Ringgit, Expiring 03/26/2009	1,620,000	517,986	511,296	6,690
New Zealand Dollar, Expiring 06/18/2008	90,000	70,839	69,761	1,078
New Zealand Dollar, Expiring 06/18/2008	490,000	386,919	379,809	7,110
New Zealand Dollar, Expiring 06/18/2008	410,000	331,362	317,799	13,563
New Zealand Dollar, Expiring 06/18/2008	630,000	495,722	488,326	7,396
New Zealand Dollar, Expiring 06/18/2008	450,000	351,401	348,804	2,597
Total				**(37,448)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay or receive a fixed party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at April 30, 2008:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
10,000	Block Financial, 5.125%, 10/30/2014	Barclays	(2.30)	12/20/2012	(463)
55,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(1.90)	9/20/2012	(1,520)
10,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.25)	12/20/2012	(442)
230,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(.62)	3/20/2013	(3,685)
10,000	Capital One Financial, 6.25%, 11/15/2013	Goldman, Sachs & Co.	(3.30)	6/20/2013	(502)
25,000	Capital One Financial, 6.25%, 11/15/2013	J.P. Morgan Chase	(2.35)	12/20/2012	(72)
290,000	CIT Group, 7.75%, 4/2/2012	Citibank	14.50	9/20/2008	8,766
890,000	Dow Jones CDX.NS.IG.10 Index	J.P. Morgan Chase	(1.55)	6/20/2013	(14,110)
120,000	Radioshack Corp., 7.375%, 5/15/2011	Deutsche Bank	(1.84)	6/20/2013	(2,478)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized (Depreciation) ($)
55,000	Radioshack Corp., 7.375%, 5/15/2011	J.P. Morgan Chase	(1.80)	6/20/2013	(1,025)
170,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(.96)	6/20/2012	(3,475)
170,000	Republic of Columbia, 10.375%, 1/28/2033	Deutsche Bank	(2.58)	3/20/2018	(8,280)
120,000	Republic of Panama, 6.7%, 1/26/2036	Barclays	(2.39)	2/20/2018	(6,532)
70,000	Republic of the Philippines, 10.625%, 3/16/2025	Deutsche Bank	(2.78)	3/20/2018	(2,263)
30,000	Republic of the Philippines, 10.625%, 3/16/2025	J.P. Morgan Chase	(2.48)	9/20/2017	(403)
30,000	Russian Federation, 7.5%, 3/31/2030	J.P. Morgan Chase	.67	8/20/2012	(335)
60,000	Russian Federation, 7.5%, 3/31/2030	J.P. Morgan Chase	.80	8/20/2012	(347)
90,000	Telefonica Emisiones SAU, 4.375%, 2/2/2016	Deutsche Bank	(.65)	6/20/2009	(448)
					(37,614)

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the fund at April 30, 2008:

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
220,000	EUR- 6 Month Euribor	J.P. Morgan Chase	(4.16)	1/19/2012	2,780
740,000	GBP - 6 Month Libor	J.P. Morgan Chase	5.03	4/4/2013	(18,569)
14,200,000	JPY- 6 Month Yenibor	J.P. Morgan Chase	1.67	12/7/2017	(202)
33,000,000	JPY- 6 Month Yenibor	J.P. Morgan Chase	1.36	1/19/2012	1,929
56,000,000	JPY- 6 Month Yenibor	UBS	0.88	5/11/2008	(152)
11,000,000	JPY- 6 Month Yenibor	UBS	2.51	6/6/2026	5,477
27,000,000	JPY- 6 Month Yenibor	J.P. Morgan Chase	2.08	7/28/2016	10,295

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation ($)
2,000,000	JPY- 6 Month Yenibor	J.P. Morgan Chase	2.69	7/28/2036	1,044
91,188	MYR - 3 Month Kilbor	J.P. Morgan Chase	4.16	10/31/2011	247
370,000	NZD - 3 Month Libor	Morgan Stanley	7.88	5/18/2010	4,747
120,000	NZD - 3 Month Libor	J.P. Morgan Chase	8.05	6/21/2012	3,173
1,625,000	NZD - 3 Month Libor	Barclays	7.58	5/1/2013	2,573
900,000	USD - 3 Month Libor	J.P. Morgan Chase	4.90	8/24/2009	21,520
					34,862

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2008, accumulated net unrealized appreciation on investments was $336,660, consisting of $618,144 gross unrealized appreciation and $281,484 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail no-load and front-end load international income funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional international income funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the one- and two-year periods ended December 31, 2007 was above the Performance Group and Performance Universe medians for each of those periods. The Board members also noted that the fund's yield performance for the one-year period ended December 31, 2006 was above the Performance Group and Performance Universe medians and the fund's yield performance for the one-year period ended December 31, 2007 was below the Performance Group and Performance Universe medians.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until October 31, 2008, so that the annual direct fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, commitment fees on borrowing and extraordinary expenses) do not exceed .85% of the fund's average daily net assets. The Board members noted that the fund's contractual management fee was below the Expense Group median and that, because of the waiver, the fund did not pay a management fee for the fiscal year ended October 31, 2007. The Board members noted that the fund's expense ratio, taking into account the waiver, was below the Expense Group median and above the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by another mutual fund managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Fund"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from act-ing as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of the management fee and its affect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed busi-ness decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the ser-vices provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

• The Board concluded that, taking into account the fee waiver, the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be real-ized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

**Dreyfus Premier
International Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DIBAX Class C: DIBCX Class I: DIBRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6091SA0408